SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 29)*

Golden Queen Mining Co. Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38115J100

(CUSIP Number)

Thomas M. Clay

Estate of Landon Thomas Clay

Brian James

Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2009

c/o East Hill Management Company, LLC

70 Main Street, Suite 300

Peterborough, NH 03458

United States of America

(603) 371-9032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 38115J100	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSON Thomas M. Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,466,703 shares of Common Stock(1)
	8	SHARED VOTING POWER 21,339,005 shares of Common Stock(2)
	9	SOLE DISPOSITIVE POWER 125,466,703 shares of Common Stock(1)
	10	SHARED DISPOSITIVE POWER 21,339,005 shares of Common Stock(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 146,805,708 shares of Common Stock(1, 2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46.8%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 6,658,116 shares of common stock (“Common Stock”) of Golden Queen Mining Co. Ltd. (the “Company” or “Golden Queen”) held directly by Mr. Thomas M. Clay, (ii) 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, (iii) 118,419,672 shares of Common Stock held by the Estate of Landon Thomas Clay (the “Estate”), for which Mr. Thomas M. Clay is the executor, and (iv) 248,082 shares of Common Stock held by LTC Corporation, for which Mr. Thomas M. Clay is President. Mr. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock held by the Estate and by LTC Corporation.

(2)	Includes (i) 807,250 shares of Common Stock held by Arctic Coast Petroleums, Ltd. (“Arctic Coast”), for which Mr. Thomas M. Clay is a director, (ii) 7,031,755 shares of Common Stock held by the Monadnock Charitable Annuity Lead Trust dated May 31, 1996 (the “Monadnock Trust”), for which East Hill Management Company, LLC (“East Hill”) is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Landon T. Clay 2009 Irrevocable Trust u/a dated March 6, 2006 (the “LTC Trust”), for which Mr. Thomas M. Clay is a trustee, and (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Clay Family 2009 Irrevocable Trust u/a dated April 14, 2009 (the “CF Trust” and, together with the LTC Trust, the “Trusts”), for which Mr. Thomas M. Clay is a trustee and has a residual beneficial interest. The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Trust, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

(3)	Based on 313,742,277 shares of Common Stock of the Company outstanding, calculated as follows: (i) 111,148,683 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, (ii) 188,952,761 shares of Common Stock of the Company sold in connection with the rights offering as reported by the Company on February 22, 2018, (iii) 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, and (iv) an aggregate of 13,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Trusts.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSON Estate of Landon Thomas Clay
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 118,419,672 shares of Common Stock(4)
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 118,419,672 shares of Common Stock(4)
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 118,419,672 shares of Common Stock(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.5%(5)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(4)	Includes (i) 118,415,009 shares of Common Stock held in the name of the Estate and (ii) 4,663 shares of Common Stock held by the Estate in an individual retirement account in the name of Mr. Landon T. Clay (the “IRA”).

(5)	Based on 300,101,444 shares of Common Stock of the Company outstanding, calculated as follows: (i) 111,148,683 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, and (ii) 188,952,761 shares of Common Stock of the Company sold in connection with the rights offering as reported by the Company on February 22, 2018.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSON Brian James
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Common Stock
	8	SHARED VOTING POWER 21,339,005 shares of Common Stock (6)
	9	SOLE DISPOSITIVE POWER 0 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 21,339,005 shares of Common Stock (6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 21,339,005 shares of Common Stock (6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(7)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(6)	Includes (i) 7,031,755 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is a trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, and (iv) 807,250 shares of Common Stock held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by the Monadnock Trust, Arctic Coast and the Trusts.

(7)	Based on 313,601,444 shares of Common Stock of the Company outstanding, calculated as follows: (i) 111,148,683 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, (ii) 188,952,761 shares of Common Stock of the Company sold in connection with the rights offering as reported by the Company on February 22, 2018, and (iii) an aggregate of 13,500,000 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the Trusts.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSON Landon T. Clay 2009 Irrevocable Trust u/a March 6, 2009
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,740,600 shares of Common Stock
	8	SHARED VOTING POWER 0 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 10,740,600 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 10,740,600 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%(8)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(8)

Based on 310,842,044 shares of Common Stock of the Company outstanding, calculated as follows: (i) 111,148,683 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, (ii) 188,952,761 shares of Common Stock of the Company sold in connection with the rights offering as reported by the Company on February 22, 2018, and (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 6 of 13 Pages

This Amendment No. 29 to Schedule 13D (this “Amendment”) is being filed by the undersigned to amend and restate the disclosures contained in the Schedule 13D originally filed on June 2, 2006 by Mr. Landon T. Clay, as amended by a Schedule 13D/A filed on February 2, 2010 by Mr. Landon T. Clay and Mr. Thomas M. Clay, as amended by those certain Schedules 13D/A filed on April 16, 2010, June 16, 2010, February 10, 2011, April 12, 2011, October 14, 2011, and February 9, 2012, as amended by a Schedule 13D/A filed on April 25, 2012 by Mr. Landon T. Clay, Mr. Thomas M. Clay and the LTC Trust, as amended by those certain Schedules 13D/A filed on July 16, 2012, October 26, 2012, February 21, 2013, March 27, 2013, May 2, 2013, July 30, 2013, July 31, 2013, December 10, 2013, March 26, 2014, June 18, 2014, July 25, 2014, January 15, 2015, and August 13, 2015, as amended by a Schedule 13D/A filed on December 31, 2015 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust and Mr. Brian James, as amended by a Schedule 13D/A filed on January 27, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James and the Landon T. Clay 2016-2 Annuity Trust u/a dated January 14, 2016 (the “2016-2 GRAT”), as amended by a Schedule 13D/A filed on August 4, 2016, as amended by a Schedule 13D/A filed on December 2, 2016 by Mr. Landon T. Clay, Mr. Thomas M. Clay, the LTC Trust, Mr. Brian James, the 2016-2 GRAT and Mr. Richard T. Clay, as amended by a Schedule 13D/A filed on February 3, 2017, as amended by a Schedule 13D/A filed on January 5, 2018 by Mr. Thomas M. Clay, the Estate, the LTC Trust, Mr. Brian James, and the 2016-2 GRAT, and as amended by Schedule 13D/A filed on February 8, 2018. This Amendment is being filed to update the beneficial holdings of each of the undersigned (i) following the conclusion of a pro rata rights offering to holders of the Company’s shares of Common Stock as of the record date of December 1, 2017 and (ii) to reflect certain other changes in the facts set forth in this Schedule 13D. This Amendment represents an exit filing for the LTC Trust. The Estate, Mr. Thomas M. Clay, the LTC Trust and Mr. Brian James are hereinafter referred to as the “Reporting Persons”.

Item 1. Security and Issuer.

This Amendment relates to the Common Stock of Golden Queen. The principal executive office of the Company is 6411 Imperial Ave., West Vancouver, BC V7W 2J5.

Item 2. IdentiTy and Background.

“Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)       This statement is being filed by the Estate, Mr. Thomas M. Clay, Mr. Brian James and the LTC Trust as Reporting Persons.

(b)        The business address for each Reporting Person is c/o East Hill Management Company, LLC, 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America.

(c)        Mr. Thomas M. Clay is a Vice President and the sole manager of East Hill, and Mr. Brian James is a Vice President of East Hill. Mr. Thomas M. Clay is also the Chairman and Chief Executive Officer of Golden Queen and the President of LTC Corporation. The address of East Hill is 70 Main Street, Suite 300, Peterborough, NH 03458, United States of America, and the address of LTC Corporation is #610, 400 5th Avenue S.W., Calgary, Alberta, Canada.

(d)       None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding.

(e)        None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 7 of 13 Pages

(f)        Each of Reporting Persons is either a citizen of, or domiciled in, the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

“Item 3. Source and Amount of Funds or Other Consideration” of the Schedule 13D is hereby amended by deleting the final two paragraphs thereof and adding the following paragraph after the last paragraph thereof:

Rights Offering

Golden Queen commenced a pro-rata rights offering (the “Offering”) of transferrable rights (the “Rights”) in November 2017. Pursuant to the terms of the Offering, each stockholder of the Company received one Right for each share of Common Stock of the Company that was owned by such stockholder as of the record date for the Offering. Each Right entitled the holder thereof to purchase 1.7 shares of Common Stock of the Company at an exercise price of US$0.1325 per share of Common Stock. The Offering also included an oversubscription privilege, which entitled holders who fully exercised their basic subscription privilege the right to purchase, at a price of $0.1325 per common share, additional shares of Common Stock of the Company, subject to availability and pro rata allocation of shares among stockholders exercising such oversubscription privilege. The Rights were exercisable until February 20, 2018 at 5:00 p.m. Toronto time. Following the conclusion of the Offering, the shares of Common Stock that were not purchased by exercising stockholders were allocated pro rata among Rights holders exercising their oversubscription privilege based on the number of common shares of the Company each of those Rights holders owned on the record date.

Item 4. Purpose of Transaction.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

All of the shares of Golden Queen Common Stock beneficially owned by the Reporting Persons and reported in this Amendment were acquired for investment purposes. The shares of Common Stock that Mr. Thomas M. Clay may be deemed to own beneficially are held for investment purposes, but, as the Chairman of Company’s Board of Directors and Chief Executive Officer of the Company, Mr. Thomas M. Clay may have influence over the corporate activities of the Company, including activities that would relate to, or result in any of the actions enumerated in the instructions for the completion of Item 4 of this Amendment.

On June 8, 2014, Golden Queen, Gauss Holdings LLC (“Gauss Holdings”), Auvergne, LLC (“Auvergne”), Gauss LLC (“Gauss”) and Golden Queen Mining Company, Inc. (“Golden Queen CA”) entered into a Transaction Agreement (the “Transaction Agreement”) pursuant to which Golden Queen CA issued to Gauss membership interests representing a 50% membership interest in Golden Queen CA for a purchase price of $110,000,000 in connection with several transactions, including the formation of a joint venture and proposed rights offering by Golden Queen. The members of Gauss are Auvergne and Gauss Holdings. The members of Auvergne are the LTC Trust and EHT, LLC. Mr. Thomas M. Clay is the manager of Auvergne.

Also on June 8, 2014, Auvergne, Gauss Holdings and Golden Queen entered into a Standby Purchase Agreement (the “Standby Purchase Agreement”) pursuant to which Auvergne and Gauss Holdings agreed to purchase, upon the terms set forth in the Standby Purchase Agreement, any common shares which have not been acquired pursuant to the exercise of rights under the rights offering at a price per common share not to exceed $1.10, up to a maximum amount of $45 million in the aggregate. In consideration for entering into the Standby Purchase Agreement, Golden Queen paid a standby guarantee fee to the Gauss members equal to $2.25 million in the aggregate on closing of the joint venture transaction. Subsequently, in June 2015, Auvergne participated in a $12.5 million top up financing of Gauss. In May 2017, Gauss Holdings and Auvergne each extended 50% of an aggregate $5 million line of credit to GQM LLC, which will expire in May 2018.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 8 of 13 Pages

Additionally, on June 8, 2014, Golden Queen, Auvergne and each of Mr. Thomas M. Clay, Mr. Landon T. Clay, Mr. Harris Clay and Mr. Jonathan C. Clay entered into the Registration Rights Agreement, pursuant to which the Messrs. Clay could require Golden Queen to, in accordance with the terms of the Registration Rights Agreement, register under and in accordance with the provisions of the Securities Act registrable securities owned by the Messrs. Clay, provided that (i) the aggregate gross proceeds expected to be received from the sale of the sale of the securities requested to be registered are at least US$5,000,000 based on the volume-weighted average price of the shares of Common Stock during the 20-day period prior to such request or (ii) the Messrs. Clay are requesting to register all of the registrable securities owned by the Messrs. Clay at such time.

Further, in connection with the Transaction Agreement, each of Mr. Thomas M. Clay, Mr. Landon T. Clay, Mr. Harris Clay and Mr. Jonathan C. Clay entered into a Voting and Support Agreement, dated June 8, 2014 (the “Voting Agreement”), with Leucadia National Corporation (“Leucadia”) pursuant to which the Messrs. Clay agreed to vote the 27,192,715 shares of Golden Queen Common Stock directly held by record by each of them for the transactions described in the Transaction Agreement and against any actions that, generally speaking, would impede such transactions. The Voting Agreement terminated upon the earlier of the closing of the transactions contemplated by the Transaction Agreement, the termination of the Transaction Agreement or the mutual agreement of the parties to the Voting Agreement. On September 15, 2014, the transactions contemplated by the Transaction Agreement were consummated, and, as a result, the Voting Agreement terminated.

On June 8, 2015, pursuant to the Amended and Restated Term Loan Agreement, the Company issued warrants to purchase shares of Common Stock to the Trusts for a purchase price of $0.95 USD per share, subject to certain adjustments. These warrants were exercisable beginning December 8, 2015 and will expire on June 8, 2020.

Mr. Thomas M. Clay and Mr. Brian James are trustees of each of the Trusts, and Mr. Landon T. Clay was the donor of each of the Trusts.

Mr. Harris Clay died on August 8, 2015. Following his death, all shares of Common Stock that were held by Mr. Harris Clay were transferred to his estate.

Prior to December 18, 2015, Mr. Brian James was a trustee of the Monadnock Trust. On December 18, 2015, Mr. Brian James was appointed trustee of each of the Trusts (the “Appointment”). As a result of the Appointment, Mr. Brian James was deemed to be the beneficial owner of more than 5% of the outstanding Common Stock. All of the shares of Common Stock beneficially owned by Mr. Brian James and reported herein are beneficially owned by the Trusts, Arctic Coast and the Monadnock Trust and are attributed to Mr. Brian James as a trustee or trustee of the beneficial owner, as applicable, thereof.

On November 21, 2016, pursuant to the Second Amended and Restated Term Loan Agreement, the Company issued additional warrants to purchase shares of Common Stock to the Trusts for a purchase price of $0.85 USD per share, subject to certain adjustments. These warrants were exercisable immediately and will expire on November 21, 2021.

On January 24, 2017, Mr. Landon T. Clay transferred an aggregate of 6,884,444 shares of Common Stock from the 2016-2 GRAT to himself in satisfaction of the annuity payment required by the terms of the 2016-2 GRAT.

Mr. Landon T. Clay died on July 29, 2017. Following his death, all shares of Common Stock that were held by Mr. Landon T. Clay were transferred to the Estate. Mr. Thomas M. Clay is the executor of the Estate.

In November 2017, the Company commenced the Offering to its stockholders. The LTC Trust, together with an affiliate of Mr. Jonathan Clay, who is a cousin of Mr. Thomas M. Clay, entered into that certain Standby Guarantee Agreement, dated as of November 10, 2017, with the Company (the “Standby Agreement”) pursuant to which such entities agreed with the Company, subject to the terms and provisions of the Standby Agreement, to purchase all of the Standby Shares (as defined in the Standby Agreement). Pursuant to the terms of the Offering, each stockholder of the Issuer received one transferable Right for each share of Common Stock of the Company owned by such stockholder as of the record date for the Offering. Each Right entitled the holder thereof to purchase 1.7 shares of Common Stock of the Company at an exercise price of US$0.1325 per share of Common Stock. The Offering also included an oversubscription privilege, which entitled holders who fully exercised their basic subscription privilege the right to purchase, at a price of $0.1325 per common share, additional shares of Common Stock of the Company, subject to availability and pro rata allocation of shares among stockholders exercising such oversubscription privilege. The Rights were exercisable until February 20, 2018.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 9 of 13 Pages

On January 25, 2018, the 2016-2 GRAT transferred 10,163,295 shares of Common Stock, constituting all remaining shares of Common Stock held by the 2016-2 GRAT, to the Estate in satisfaction of the final annuity payment required by the terms of the 2016-2 GRAT. Mr. Thomas M. Clay was the sole trustee of the 2016-2 GRAT.

Following the conclusion of the Offering, (i) the Estate acquired 28,981,155 shares of Common Stock of the Company upon the exercise of the basic subscription privilege and acquired 72,386,115 shares of Common Stock of the Company upon the exercise of the oversubscription privilege; (ii) Mr. Thomas M. Clay acquired 34,381,683 shares of Common Stock of the Company upon the exercise of the basic subscription privilege and acquired 77,746,757 shares of Common Stock of the Company upon the exercise of the oversubscription privilege; and (iii) Mr. Brian James acquired 2,285,257 shares of Common Stock of the Company upon the exercise of the basic subscription privilege and acquired 3,402,229 shares of Common Stock of the Company upon the exercise of the oversubscription privilege.

Item 5. Interest in Securities of the Issuer.

“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)       300,101,444 shares of Common Stock of the Company are outstanding, calculated as follows: (i) 111,148,683 shares of Common Stock of the Company as reported in the Company’s Form 10-Q for the quarter ended September 30, 2017, filed with the Securities and Exchange Commission on November 14, 2017, and (ii) 188,952,761 shares of Common Stock of the Company sold in connection with the rights offering as reported by the Company on February 22, 2018.

The Estate may be deemed to own beneficially an aggregate of 118,419,672 shares of Common Stock, which constitute 39.5% of such class of securities. This total includes 118,415,009 shares of Common Stock held in the name of the Estate and 4,663 shares of Common Stock held by the IRA.

Mr. Thomas M. Clay may be deemed to own beneficially an aggregate of 146,805,708 shares of Common Stock, which constitute 46.8% of such class of securities. This total includes (i) 6,658,116 shares of Common Stock held directly by Mr. Thomas M. Clay, (ii) 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company held directly by Mr. Thomas M. Clay, (iii) 118,419,672 shares of Common Stock held by the Estate, for which Mr. Thomas M. Clay is the executor, and (iv) 248,082 shares of Common Stock held by LTC Corporation, for which Mr. Thomas M. Clay is President. Mr. Thomas M. Clay disclaims beneficial ownership of the shares of Common Stock held by the Estate and by LTC Corporation. This total also includes (i) 807,250 shares of Common Stock held by Arctic Coast, for which Mr. Thomas M. Clay is a director, (ii) 7,031,755 shares of Common Stock held by the Monadnock Trust, for which East Hill is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Thomas M. Clay is a trustee, and (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Thomas M. Clay is a trustee and has a residual beneficial interest, The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Trust, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

Mr. Brian James may be deemed to own beneficially an aggregate of 21,399,005 shares of Common Stock, which constitute 6.8% of such class of securities. This total includes (i) 7,031,755 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is a trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, and (iv) 807,250 shares of Common Stock held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by Arctic Coast, the Monadnock Trust and the Trusts.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 10 of 13 Pages

The LTC Trust beneficially owns an aggregate of 10,740,600 shares of Common Stock issuable upon the exercise of warrants held by the LTC Trust, which constitute 3.5% of such class of securities.

(b)

(i)

(A)       The Estate has sole voting and dispositive power of 118,419,672 shares of Common Stock.

(B)       Mr. Thomas M. Clay has sole voting and dispositive power of 125,466,703 shares of Common Stock, including 140,833 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable options of the Company.

(C)       Mr. Brian James has sole voting and dispositive power of 0 shares of Common Stock.

(D)       The LTC Trust has sole voting and dispositive power of 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company.

(ii)

(A)       The Estate may be deemed to share voting and dispositive power over 0 shares of Common Stock.

(B)       Mr. Thomas M. Clay may be deemed to share voting and dispositive power over 21,399,005 shares of Common Stock, including (i) 807,250 shares of Common Stock held by Arctic Coast, for which Mr. Thomas M. Clay is a director, (ii) 7,031,755 shares of Common Stock held by the Monadnock Trust, for which East Hill is the investment manager, (iii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Thomas M. Clay is a trustee, and (iv) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Thomas M. Clay is a trustee and holds a residual beneficial interest. The CF Trust holds a 50% beneficial interest of the shares of Common Stock held by Arctic Trust, and Mr. Thomas M. Clay therefore disclaims beneficial ownership of 50% of the shares of Common Stock held by Arctic Coast. Mr. Thomas M. Clay is the sole manager of East Hill.

(C)       Mr. Brian James may be deemed to share voting and dispositive power over 21,399,005 shares of Common Stock, including (i) 7,031,755 shares of Common Stock held by the Monadnock Trust, for which Mr. Brian James is a trustee, (ii) 10,740,600 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the LTC Trust, for which Mr. Brian James is a trustee, (iii) 2,759,400 shares of Common Stock that are issuable upon the exercise of outstanding, currently exercisable warrants of the Company held by the CF Trust, for which Mr. Brian James is a trustee, and (iv) 807,250 shares of Common Stock held by Arctic Coast, which is deemed to be beneficially owned by the CF Trust. Mr. Brian James disclaims beneficial ownership of the shares of Common Stock held by Arctic Coast, the Monadnock Trust and the Trusts.

SCHEDULE 13D

CUSIP NO. 38115J100	Page 11 of 13 Pages

(D)       The LTC Trust has shared voting and dispositive power of 0 shares of Common Stock.

(c)       Following the conclusion of the Offering on February 22, 2018, (i) the Estate acquired 28,981,155 shares of Common Stock of the Company upon the exercise of the basic subscription privilege and acquired 72,386,115 shares of Common Stock of the Company upon the exercise of the oversubscription privilege; (ii) Mr. Thomas M. Clay acquired 34,381,683 shares of Common Stock of the Company upon the exercise of the basic subscription privilege and acquired 77,746,757 shares of Common Stock of the Company upon the exercise of the oversubscription privilege; and (iii) Mr. Brian James acquired 2,285,257 shares of Common Stock of the Company upon the exercise of the basic subscription privilege and acquired 3,402,229 shares of Common Stock of the Company upon the exercise of the oversubscription privilege.

(d)       Inapplicable.

(e)       The LTC Trust, as a result of an increase in the shares of Common Stock of the Company outstanding after the conclusion of the Offering, will cease to be a Reporting Person following the filing of this Amendment.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There have been no material changes to the information previously reported under Item 6 of the Schedule 13D with respect to the Reporting Persons.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint filing agreement, dated as of February 12, 2010, by and between Landon T. Clay and Thomas M. Clay.*

Exhibit 2	Joint filing agreement, dated as of April 24, 2012, by and between Landon T. Clay, Thomas M. Clay and the Landon T. Clay 2009 Irrevocable Trust.**

Exhibit 3	Transaction Agreement, dated June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 4	Voting and Support Agreement, dated as of June 8, 2014.***

Exhibit 5	Standby Purchase Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 6	Registration Rights Agreement, dated as of June 8, 2014 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 12, 2014).

Exhibit 7	Amended and Restated Registration Rights Agreement, dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 8	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of June 8, 2015 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on June 9, 2015).

Exhibit 9	Joint Filing Agreement, dated as of December 18, 2015, among Landon T. Clay, Thomas M. Clay, Brian James and the Landon T. Clay 2009 Irrevocable Trust.****

SCHEDULE 13D

CUSIP NO. 38115J100	Page 12 of 13 Pages

Exhibit 10	Joint Filing Agreement, dated as of January 27, 2016, among Landon T. Clay, Thomas M. Clay, Brian James, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.*****

Exhibit 11	Joint Filing Agreement, dated as of December 2, 2016, among Landon T. Clay, Thomas M. Clay, Brian James, Richard T. Clay, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.******

Exhibit 12	Form of Share Purchase Warrants of Golden Queen Mining Co. Ltd., dated as of November 21, 2016 (Incorporated by reference to Golden Queen’s Current Report on Form 8-K filed on November 25, 2016).

Exhibit 13	Joint Filing Agreement, dated as of January 5, 2018, among the Landon Thomas Clay Estate, Thomas M. Clay, Brian James, the Landon T. Clay 2009 Irrevocable Trust and the Landon T. Clay 2016-2 Annuity Trust.*******

Exhibit 14	Standby Guarantee Agreement, dated as of November 10, 2017, among Golden Queen Mining Co. Ltd., the Landon T. Clay 2009 Irrevocable Trust and The Masters 1, LLC.*******

Exhibit 15	Joint Filing Agreement, dated as of March 6, 2018, among the Landon Thomas Clay Estate, Thomas M. Clay, Brian James and the Landon T. Clay 2009 Irrevocable Trust (Filed herewith).

__________

*Included as an exhibit to the Schedule 13D/A filed on February 2, 2010.

**Included as an exhibit to the Schedule 13D/A filed on April 25, 2012.

***Included as an exhibit to the Schedule 13D/A filed on June 18, 2014.

**** Included as an exhibit to the Schedule 13D/A filed on December 18, 2015.

***** Included as an exhibit to the Schedule 13D/A filed on January 27, 2016.

****** Included as an exhibit to the Schedule 13D/A filed on December 2, 2016.

******* Included as an exhibit to the Schedule 13D/A filed on January 5, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2018	ESTATE OF LANDON THOMAS CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Executor

March 7, 2018	THOMAS M. CLAY

	By:	/s/ Thomas M. Clay
Thomas M. Clay

March 7, 2018	BRIAN JAMES

	By:	/s/ Brian James
Brian James

March 7, 2018	LANDON T. CLAY 2009 IRREVOCABLE TRUST U/A DATED MARCH 6, 2009

	By:	/s/ Thomas M. Clay
Thomas M. Clay, Trustee